SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------


                                  SCHEDULE 13D
                                  (Rule 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                             John N. Turitzin, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 961-7400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2003
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

---------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                 --------------------------------
CUSIP No. 57383M108                   13D              Page 2 of 9 Pages
-------------------------------                 --------------------------------



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Isaac Perlmutter
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER
  NUMBER OF                   21,692,941

   SHARES              ---------------------------------------------------------
                       8.     SHARED VOTING POWER
BENEFICIALLY
                              0
  OWNED BY             ---------------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER
    EACH
                              21,692,941
  REPORTING            ---------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
 PERSON WITH
                                           0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,692,941
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         28.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 57383M108                   13D              Page 3 of 9 Pages
-------------------------------                 --------------------------------



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Object Trading Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER
  NUMBER OF                   9,748,453

   SHARES              ---------------------------------------------------------
                       8.     SHARED VOTING POWER
BENEFICIALLY
                              0
  OWNED BY             ---------------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER
    EACH
                              9,748,453
  REPORTING            ---------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
 PERSON WITH
                              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,748,453
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 57383M108                   13D              Page 4 of 9 Pages
-------------------------------                 --------------------------------



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Isaac Perlmutter Trust 01/28/1993
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER
  NUMBER OF                   5,970,471

   SHARES              ---------------------------------------------------------
                       8.     SHARED VOTING POWER
BENEFICIALLY
                              0
  OWNED BY             ---------------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER
    EACH
                              5,970,471
  REPORTING            ---------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
 PERSON WITH
                              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,970,471
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                 --------------------------------
CUSIP No. 57383M108                   13D              Page 5 of 9 Pages
-------------------------------                 --------------------------------



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Zib, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER
  NUMBER OF                   5,129,763

   SHARES              ---------------------------------------------------------
                       8.     SHARED VOTING POWER
BENEFICIALLY
                              0
  OWNED BY             ---------------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER
    EACH
                              5,129,763
  REPORTING            ---------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
 PERSON WITH
                              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,129,763
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 9 to Schedule 13D is being filed on behalf of
(1) Isaac Perlmutter; (2) Object Trading Corp ("Object Trading"); (3) Isaac Perlmutter Trust 01/28/1993 (the "Trust"); and (4) Zib, Inc. ("Zib") to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib; (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Enterprises, Inc. ("Marvel"). Mr. Perlmutter, Object Trading, the Trust and Zib are together referred to in this Statement as the "Reporting Persons." This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.        Security of Issuer.

               Unchanged.

Item 2.        Identity and Background.

               Unchanged.

Item 3.        Source and Amount of Funds or Other Consideration.

               Unchanged.

Item 4.        Purpose of Transaction.

               Unchanged.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is hereby amended and restated as follows:

               (a) As of September 15, 2003, the Reporting Persons (including all executive officers and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 21,692,941 shares of common stock, par value $0.01 per share (the "Common Stock"), of Marvel, representing approximately 28.6% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options held by the Reporting Persons.

               (b) Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 21,692,941 shares of Common Stock. Mr. Perlmutter owns directly (i) 2,024,017 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 3,950,000 shares of Common Stock. As the sole stockholder of Object Trading, Mr. Perlmutter beneficially owns 9,748,453 shares of Common Stock owned by this entity. Finally, because the Trust is the sole stockholder of Zib, which owns 5,129,763 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, which owns 840,708 shares of Common Stock, he may be deemed to beneficially own the combined amount of 5,970,471 shares of Common Stock owned by these two entities.



                               (Page 6 of 9 Pages)

               Object Trading may be deemed to possess the sole power to vote and dispose of 9,748,453 shares of Common Stock. As more fully described above, the Trust may be deemed to possess the sole power to vote and dispose of an aggregate amount of 5,970,471 shares of Common Stock. Zib may be deemed to possess the sole power to vote and dispose of 5,129,763 shares of Common Stock.

               With regard to each executive officer and director of Object Trading, the Trust and Zib, such individuals have the sole power to vote and dispose of that amount of Common Stock set forth on Schedule I attached hereto.

               (c) Since August 28, 2003, the date of the Reporting Persons' most recent filing on Schedule 13D with the Securities and Exchange Commission, they have effected the following transactions in shares of Common Stock:

               On September 15, 2003, Isaac Perlmutter exercised warrants to purchase 1,533,309 shares of Common Stock at a price per share of $3.11;

               On September 15, 2003, Object Trading exercised warrants to purchase 3,050,000 shares of Common Stock at a price per share of $3.11;

               On September 10, 2003, Isaac Perlmutter exercised options to purchase 20,000 shares of Common Stock at a price per share of $6.25; and

               On September 10, 2003, Isaac Perlmutter exercised options to purchase 10,000 shares of Common Stock at a price per share of $2.50.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               Unchanged.



Item 7.        Material to be Filed as Exhibits.

               None.



                               (Page 7 of 9 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 17, 2003                           /s/    Isaac Perlmutter
                                                 -------------------------------
                                                            Isaac Perlmutter


Dated:  September 17, 2003                  OBJECT TRADING CORP.


                                            By:    /s/    Isaac Perlmutter
                                                --------------------------------
                                            Name:  Isaac Perlmutter
                                            Title:  President


Dated:  September 17, 2003                  ISAAC PERLMUTTER TRUST 01/28/1993


                                            By:    /s/    Isaac Perlmutter
                                                --------------------------------
                                            Name:  Isaac Perlmutter
                                            Title:  Trustee


Dated:  September 17, 2003                  ZIB, INC.


                                            By:    /s/    Isaac Perlmutter
                                                --------------------------------
                                            Name:  Isaac Perlmutter
                                            Title:  President



                               (Page 8 of 9 Pages)

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS

        The name and present principal occupation or employment of each of the executive officers and directors of Object Trading, the Trust and Zib are set forth below.


1.      Object Trading Corp.
        --------------------

                                  Present Principal
                                     Occupation                                         Marvel
Name and Positions Held             or Employment           Business Address           Ownership
-----------------------             -------------           ----------------           ---------

Isaac Perlmutter                       Investor            P.O. Box 1028              21,692,941
President and sole                                         Lake Worth, FL
Director                                                   33460


2.      Isaac Perlmutter Trust 01/28/1993
        ---------------------------------

                                  Present Principal
                                     Occupation                                         Marvel
Name and Positions Held             or Employment           Business Address           Ownership
-----------------------             -------------           ----------------           ---------
Isaac Perlmutter                       Investor            P.O. Box 1028              21,692,941
Trustee                                                    Lake Worth, FL
                                                           33460

Laura Perlmutter                       Investor            P.O. Box 1028                  -0-
Trustee                                                    Lake Worth, FL
                                                           33460

3.      Zib, Inc.
        ---------
                                  Present Principal
                                     Occupation                                         Marvel
Name and Positions Held             or Employment           Business Address           Ownership
-----------------------             -------------           ----------------           ---------
Isaac Perlmutter                       Investor            P.O. Box 1028              21,692,941
President and Director                                     Lake Worth, FL 33460

Robert M. Grosser                     Consultant           RKG Consulting Corp.           -0-
Director                                                   63 Ramapo Valley Road
                                                           Suite 101
                                                           Mahwah, NJ 07430



                               (Page 9 of 9 Pages)